Exhibit 99.2

©2023 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ: KRNT) First Quarter 2023 Earnings Conference Call Supporting Slides May 10, 2023

ON TODAY’S CALL Ronen Samuel CEO Lauri Hanover CFO Amir Shaked Mandel Andrew Backman EVP Corp Dev Global Head of IR 2 ©2023 Kornit Digital. All rights reserved.

SAFE HARBOR 3 ©2023 Kornit Digital. All rights reserved. This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of current adverse macro - economic headwinds being caused by supply - chain delays, inflationary pressures, and rising interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 , filed with the SEC on March 30 , 2023 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

BUSINESS HIGHLIGHTS 4 ©2023 Kornit Digital. All rights reserved. Ronen Samuel Chief Executive Officer

FIRST QUARTER - RECAP

- Total first quarter revenues of $47.8 million, in line with guidance provided in February
- As a reminder, revenues include the impact from the fair value of issued warrants
- Promising indicators emerged in certain parts of our business, despite macro pressures in operating environment
- System sales supporting customized design customers, historically ~90% of our business, remained challenging
- Double-digit year-over-year impressions growth from several of our larger strategic accounts
- Global strategic account bringing additional systems online to handle current and expected volume growth; Reminder: these systems were shipped last year but experienced installation delays due to site completions.
- Impressions momentum continued in the second quarter; several customers a bit more optimistic on growth
- Customers upgrading to MAX technology drove a strong quarter for services revenues
- Expect other large customers to upgrade systems throughout the remainder of 2023 and in 2024

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IMMENSE OPPORTUNITIES IN CUSTOMIZED DESIGN 6 ©2023 Kornit Digital. All rights reserved. • Capacity utilization in customized design market still not optimal • Immense opportunities unfolding with large social, digital, entertainment and content online platforms • Platforms seeking to embrace and monetize the power of on - demand digital production, by making it easily accessible from within their platforms to their massive global communities • Expect growth to resume in the customized design category as overall market conditions stabilize

TARGETING BRANDS AND RETAILERS 7 ©2023 Kornit Digital. All rights reserved. • Steady progress on strategy targeting brands, retailers, and their global fulfillment partners looking to restructure supply chains to address: • New product speed to market • Margin expansion • Excess inventory liability • Regulatory enforcement of sustainable textile production • Kornit’s MAX technology and innovative products are the cornerstone of this strategy: • Top retail quality; Better cost efficiencies; New product capabilities

ATLAS MAX POLY 8 ©2023 Kornit Digital. All rights reserved. • Opens up massive new global fashion, athleisure, and entertainment apparel markets for Kornit customers • Enables them to offer retail quality sportswear and fanwear • Strong first quarter for Atlas MAX Poly; Mostly with some of our larger strategic customers in North America, EMEA, and Asia Pacific

DIRECT - TO - FABRIC (DTF) 9 ©2023 Kornit Digital. All rights reserved. • Starting to contribute more meaningfully to our business • Penetrating new markets and building a very good funnel in key textile regions of Latin America, Europe, and Asia Pacific • Added several new customers during first quarter • Successfully closed several Presto - to - Presto MAX upgrades • Kornit is the market leader in direct - to - fabric • Will showcase revolutionary new ink at upcoming ITMA tradeshow in Milan that we believe will accelerate the penetration into the mainstream fashion industry

Apollo

GEARING UP FOR ITMA JUNE 8 – 14 – MILAN, ITALY

- Will demonstrate **"How Digital Production Goes Mainstream, and showcase, Sustainable On-Demand Manufacturing at Scale"**
- Officially unveil Apollo, our break-through platform suitable for longer-run production cycles
- Expect Apollo to be a game-changer in terms of productivity, automation, quality consistency, and total cost of ownership
- Showcase new Atlas MAX PLUS; new portfolio of Smart Curing Solutions; and new RSS pallets, as well as Atlas MAX Poly, Presto MAX, and Kornit^{X} solutions

10 ©2023 Kornit Digital. All rights reserved.

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2023 - LASER FOCUSED ON THREE KEY AREAS 11 ©2023 Kornit Digital. All rights reserved. • Approach breakeven second half of this year on Adjusted EBITDA basis • Profitable growth thereafter • Formal unveiling in June at ITMA • Beta trials expected to begin soon • Making good progress with several demand generators Returning to Profitability > Successfully Launching Apollo > Scaling Kornit X >

FINANCIAL HIGHLIGHTS 12 ©2023 Kornit Digital. All rights reserved. Lauri Hanover Chief Financial Officer

REVENUES • Q1 revenues of $47.8 million in line with the guidance range of $47 million to $52 million provided in February • Systems revenues drove meaningful year - over - year decline, as expected, primarily in Customized Design Market • Consumables revenues were essentially in line with the prior year period • Services revenues posted very strong year - over - year growth 13 ©2023 Kornit Digital. All rights reserved.

REGIONAL OVERVIEW • Americas: • Very solid quarter of services growth • Overall systems sales remained challenging due to the macro environment • Expect healthy cadence of customer upgrades throughout the year, which will drive services revenues • Expect positive trends in consumables; Seeing some signs of stabilization emerging with certain customers • EMEA: • Consumables growth was exceptional, driven by higher volumes and ASP’s • Systems revenues remain constrained, as expected, with customers increasingly seeking financing alternatives • DTF portfolio continues to gain traction in EMEA, Added several high - quality customers during Q1 • Asia Pacific: • Robust services growth • Strong sales of Atlas MAX Poly systems in South Korea • Continue to focus on developing meaningful opportunities with strategic accounts and partnerships, particularly in India, Japan, Australia, and China 14 ©2023 Kornit Digital. All rights reserved.

GROSS MARGINS 15 ©2023 Kornit Digital. All rights reserved. • Q1’23 Non - GAAP gross margin 30.2% as compared with 41.5% in Q1’22 • Negative year - over - year impact was primarily due to lower systems volumes and mix • Expect gross margin improvement: • Throughout the balance of 2023 given consumables as a percent of sales progressively higher heading into the peak season • Longer term, as systems volumes recover to a run - rate that generates operating leverage on our reduced cost structure

OPERATING EXPENSES

- Q1 Non-GAAP Operating Expenses: $32.4 million, down from $35.2 million in Q1'22
- The year-over-year decrease of ~8% reflects:
  - Impact of our previously completed workforce reductions
  - Cost structure improvements across the board, including prioritizing R&D and Sales and Marketing initiatives
  - Reallocating resources from non-customer facing activities to development and customer engagement functions

Non-GAAP Operating Expenses		
	$ in millions	
	Q1 2022	Q1 2023
Research & Development	$12.8	$11.7
Sales & Marketing	$14.6	$13.4
General & Administrative	$7.8	$7.3
Total Operating Expenses	**$35.2**	**$32.4**

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P&L KPI’S 17 ©2023 Kornit Digital. All rights reserved. Q1 2023 Q1 2022 ($18.0) ($0.7) Non - GAAP Operating Income (Loss) ($14.7) $1.5 Adjusted EBITDA (Loss) ($13.4) $0.2 Non - GAAP Net Income (Loss) ($0.27) $0.00 Non - GAAP Diluted EPS ($18.9) ($5.2) GAAP Net Income (Loss) ($0.38) ($0.10) GAAP Diluted EPS $ in millions, except per share amounts

BALANCE SHEET AND CASH FLOW 18 ©2023 Kornit Digital. All rights reserved. • Q1 cash used in operating activities: ~$14.0 million • Receivables increased ~$5.6 million from the fourth quarter • Inventories increased ~$3.3 million from the fourth quarter • Trade payables decreased ~$3.0 million from the fourth quarter • Cash balances, including bank deposits and marketable securities, ~$624 million at quarter end Q1 2023 Q4 2022 Q1 2022 $623.9 $646.0 $733.9 Cash, Deposits & Marketable Securities $73.0 $67.4 $81.0 Accounts Receivables $92.7 $89.4 $71.4 Inventory $11.8 $14.8 $34.3 Trade Payables

SHARE REPURCHASE PROGRAM 19 ©2023 Kornit Digital. All rights reserved. • In December 2022 Kornit received Israeli court approval for a share repurchase program of up to ~$75 million • The court approved share repurchase program covers an initial period of six months • During Q1 ~338 thousand shares were repurchased for ~$6.8 million; Average price of ~$19.97 per share • Given strong balance sheet, opportunistic share repurchases will not impact ability to execute on growth initiatives

Q2 2023 GUIDANCE 20 ©2023 Kornit Digital. All rights reserved. • Revenues: • Expect second quarter revenues to be in range of $54 million to $59 million, net of warrants impact • Adjusted EBITDA Margins: • Expect second quarter Adjusted EBITDA margins in range of - 19% to - 27% of revenue, net of warrants impact • Expect to turn the corner during the second half of this year and approach breakeven, and later on move to profitability

$ 83,293 $ 47,778 GAAP Revenues (5,197) (18,931) GAAP Net Loss 91 194 Taxes on income (1,799) (5,404) Financial income 5,298 5,277 Share - based compensation 419 611 Intangible assets amortization 512 - Acquisition related expenses - 263 Restructuring expenses (676) (17,990) Non - GAAP Operating Loss 2,161 3,262 Depreciation $ 1,485 $ (14,728) Adjusted EBITDA ©2023 Kornit Digital. All rights reserved. KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA (U.S. dollars in thousands, except share and per share data) Three Months Ended March 31, 2023 2022 (Unaudited)

TNX ©2023 Kornit Digital. All rights reserved.